June 22, 2018

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Claymore Exchange-Traded Fund Trust (the “Trust”)
File Numbers: 333-134551, 811-21906

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
663	6/1/2018	485BXT	0001364089-18-000139
655	5/4/2018	485BXT	0001364089-18-000121
647	4/6/2018	485BXT	0001364089-18-000098
639	3/9/2018	485BXT	0001364089-18-000072
631	2/9/2018	485BXT	0001364089-18-000045
622	1/12/2018	485BXT	0001364089-18-000013
613	12/15/2017	485BXT	0001364089-17-000258
605	11/17/2017	485BXT	0001364089-17-000235
597	10/20/2017	485BXT	0001364089-17-000200
583	9/22/2017	485BXT	0001364089-17-000173
573	8/25/2017	485BXT	0001364089-17-000142
565	7/28/2017	485BXT	0001364089-17-000120
558	6/30/2017	485BXT	0001364089-17-000104
549	6/2/2017	485BXT	0001364089-17-000082
542	5/5/2017	485BXT	0001364089-17-000068
535	4/7/2017	485BXT	0001364089-17-000051
528	3/10/2017	485BXT	0001628280-17-002458
521	2/10/2017	485BXT	0001364089-17-000024
513	1/13/2017	485BXT	0001364089-17-000006
506	12/16/2016	485BXT	0001364089-16-000332
499	11/18/2016	485BXT	0001364089-16-000314

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
490	10/21/2016	485BXT	0001364089-16-000292
478	9/23/2016	485BXT	0001364089-16-000268
464	8/26/2016	485BXT	0001364089-16-000246
457	7/29/2016	485BXT	0001364089-16-000230
449	7/1/2016	485BXT	0001628280-16-017479
434	4/19/2016	485APOS	0001628280-16-014390

The Amendments relate to Guggenheim BulletShares 2028 Corporate Bond ETF, a series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time.

If you have any questions or comments regarding the Amendments or the foregoing matters, please do not hesitate to contact Jeremy Senderowicz of Dechert LLP at (212) 641-5669.

Very truly yours,

Claymore Exchange-Traded Fund Trust

By: /s/ Mark E. Mathiasen
Mark E. Mathiasen
Secretary